UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 31, 2017, CEMEX, S.A.B. de C.V. (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at CEMEX’s 2016 ordinary general and extraordinary general shareholders meetings that were held on March 30, 2017.

The following is an unofficial English translation of the information that was provided to the Mexican Stock Exchange, in the event of any discrepancy between the English translation and the Spanish version of the information provided to the Mexican Stock Exchange, the Spanish version shall prevail:

Summary of the resolutions adopted in the Ordinary General Shareholders’ Meeting held pursuant to article 181 of the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles):

FIRST:	The Chief Executive Officer Report on the Company’s operation during the 2016 fiscal year, the Reports of Financial Situation, the Income Statement, the Statement of Cash Flows and of Changes in Equity, individual and consolidated, for the 2016 fiscal year, with the complementary notes; the Board of Directors Report on operations and activities in which it was involved during the 2016 fiscal year; the Annual Report on the Audit and Corporate Practices and Finance Committees’ activities; the Report on the main information and accounting principles and policies followed in the preparation of the financial information, and the Report on the review of the Company’s tax situation, were all approved; every act and proceeding by the Chief Executive Officer, the Board of Directors and the Audit and Corporate Practices Committees was approved and confirmed.

SECOND:	The resolution on allocation of results for the year ended December 31, 2016 was approved in the following terms:

(amounts in constant million Mexican pesos as of December 31, 2016)

Accumulated Retained earnings:	74,252
2015 Capitalization:	(6,970)
2016 Earnings:	14,033
Equity in subsidiaries and associates:	(13,430)

Unallocated earnings:	67,885
Share repurchase reserve:	—

Retained earnings remainder:	67,885

THIRD:	An increase of CEMEX, S.A.B. de C.V.’s capital stock in its variable part by the amount of Ps4’684,960.14 through the issuance of up to 1,667,294,989 ordinary common registered shares without nominal value, of which up to 1,124,863,326 will be Series A and up to 562,431,663 will be Series B, was approved.

The increase in capital stock will be paid with charge to Retained Earnings, effected at a theoretical value of Ps0.00277661 per share, plus a premium which will be determined by the Board of Directors so that the resulting value for each Cemex.CPO equals the weighted average of all Cemex.CPO transactions at the closing of operations of the Mexican Stock Exchange (Bolsa Mexicana de Valores) on April 24, 2017.

The amounts in the capital stock increase and the number of shares and Cemex.CPOs to be issued could vary if convertible notes are converted before the delivery date of the new shares.

Current shareholders of the Company will be awarded 1 (one) new Cemex.CPO for each 25 (twenty-five) Cemex.CPO that they hold; in case their holding is not represented in Cemex.CPO, they will be awarded 3 (three) new shares, 2 (two) Series A and 1 (one) Series B, for each 75

(seventy-five) shares currently outstanding. There will be no cash awarded in any case. Shareholders will exercise their right against coupon number 148 of the current outstanding shares.

FOURTH:	An increase of CEMEX, S.A.B. de C.V’s capital stock in its variable part by the amount of Ps716,365.38 through the issuance of up to 258,000,000 ordinary common registered shares without nominal value, of which up to 172,000,000 will be Series A and up to 86,000,000 will be Series B, with the same characteristics and the same rights of the currently outstanding shares, was approved. Subscription of the shares that represent the increase in capital stock will be effected at a theoretical value of Ps0.00277661 per share, plus a premium, was approved.

These shares will be kept in treasury and will be destined to preserve the right of conversion of the holders of convertible notes already issued by the Company, pursuant to article 210 Bis, fractions I and VI, of the Mexican General Securities and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito). Of the shares that will be issued, up to 28,500,000 shares, of which up to 19,000,000 will be Series A and up to 9,500,000 will be Series B, would back the conversion of Mandatory Convertible Notes issued in Mexico on December 2009 and up to 229,500,000 shares, of which up to 153,000,000 will be Series A and up to 76,500,000 will be Series B, the conversion of Convertible Notes offered on foreign markets on 2011 and 2015.

The exercise of the preemptive right to which article 132 of the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles) refers will not be applicable as the shares will be subscribed and paid through conversion of the Notes, pursuant to article 210 Bis of the Mexican General Securities and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito).

FIFTH:	It was approved that the shares representing the increases in capital stock will be represented by Cemex.CPO to be issued by Banco Nacional de México, S.A. as the Trustee in Trust No. 111033-9, issuing up to 648,431,663 Cemex.CPOs which will refer to 2 (two) Series A ordinary shares and 1 (one) Series B ordinary share. For these effects, the shares representing the increase in capital stock will be issued on behalf of the aforementioned trust company.

SIXTH:	It was approved that the certificates representing the shares to be issued, whether temporary or permanent certificates, will have up to 12 coupons attached with the corresponding consecutive numeration, and may be signed by whichever two Directors, pursuant to the terms of the Company’s by-laws.

SEVENTH:	It was approved that the Board of Directors is authorized to define the value of the premium to determine the increase in capital stock through earnings capitalization; to formalize the increase in capital stock as the value of subscription is determined and the Notes are converted, and to agree on the terms and conditions that have not been agreed upon by the Meeting.

EIGHT:	It was approved that the Chairman and Secretary of the Board of Directors, as well as the Chief Executive Officer, FERNANDO GONZÁLEZ OLIVIERI, and JOSÉ ANTONIO GONZÁLEZ FLORES and RENÉ DELGADILLO GALVÁN, are authorized so that anyone of them furnishes the notices and publications that are required as an effect of the resolutions adopted by the Meeting; furthermore, they will be authorized to determine, update and formalize the conversion factor of the Notes pursuant to the corresponding Indenture and Mexican General Securities and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito); and they will be authorized to formalize in behalf of the Company the acts, agreements, contracts, declarations of intent and any legal act which is required in relation to the modification of the issuing trust of Cemex.CPO, with the issuance of the required Cemex.CPO and with the modification of the conversion factors of the Notes.

NINTH:	It was approved that the Technical Committee of Trust No. 111033-9 shall be authorized to determine the number of Cemex.CPO to be issued in order to fulfill the resolutions adopted in this Meeting.

TENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Board of Directors:

	ROGELIO ZAMBRANO LOZANO	Non-Independent Director (Criteria: Relevant Director of the Company)

	FERNANDO ÁNGEL GONZÁLEZ OLIVIERI	Non-Independent Director (Criteria: Relevant Officer of the Company)

	TOMÁS MILMO SANTOS	Non-Independent Director (Criteria: Fourth degree blood relative of the Executive Chairman of the Board of Directors)

	IAN CHRISTIAN ARMSTRONG ZAMBRANO	Non-Independent Director (Criteria: Fourth degree blood relative of the Executive Chairman of the Board of Directors)

	MARCELO ZAMBRANO LOZANO	Non-Independent Director (Criteria: First degree blood relative of Executive Chairman of the Board of Directors)

	RAMIRO GERARDO VILLARREAL MORALES	Non-Independent Director (Criteria: Relevant Officer of the Company)

	ARMANDO J. GARCÍA SEGOVIA	Independent Director

	RODOLFO GARCÍA MURIEL	Independent Director

	ROBERTO LUIS ZAMBRANO VILLARREAL	Independent Director

	DIONISIO GARZA MEDINA	Independent Director

	JOSÉ MANUEL RINCÓN GALLARDO PURÓN	Independent Director

	FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent Director

	ARMANDO GARZA SADA	Independent Director

	DAVID MARTÍNEZ GUZMÁN	Independent Director

	EVERARDO ELIZONDO ALMAGUER	Independent Director

Based on the mentioned criteria and the reports from each of the proposed persons, it was confirmed that no Director marked as Independent falls under the scenarios mentioned in article 26 of the Mexican Securities Market Law (Ley del Mercado de Valores).

ELEVENTH:	ROGELIO ZAMBRANO LOZANO, ROGER SALDAÑA MADERO and RENÉ DELGADILLO GALVÁN were elected as Chairman, Secretary and Assistant Secretary of the Board of Directors of CEMEX, S.A.B. DE C.V., the latter two not being Directors.

TWELFTH:	It was approved that the Directors be exempted from posting bond.

THIRTEENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Audit Committee:

JOSÉ MANUEL RINCÓN GALLARDO PURÓN

ROBERTO LUIS ZAMBRANO VILLARREAL

RODOLFO GARCÍA MURIEL

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

FOURTEENTH:	The following persons were appointed members of CEMEX, S.A.B. DE C.V.’s Corporate Practices and Finance Committee:

DIONISIO GARZA MEDINA

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

RODOLFO GARCÍA MURIEL

ARMANDO GARZA SADA

FIFTEENTH:	JOSÉ MANUEL RINCÓN GALLARDO PURÓN and DIONISIO GARZA MEDINA were appointed Presidents of the Audit Committee and the Corporate Practices and Finance Committee of CEMEX, S.A.B. de C.V., respectively. The Secretary and Assistant Secretary of the Board of Directors will act as Secretary and Assistant Secretary of the Audit and the Corporate Practices and Finance Committees without forming part of the aforementioned committees.

SIXTEENTH:	It was approved that, as honoraria, for the following twelve month period each of the members of CEMEX, S.A.B. de C.V.’s Board of Directors will be awarded Ps374,463.00 for each meeting they attend, with charge to statements of operations, as well as awarding each of the members of CEMEX, S.A.B. de C.V.’s Audit and Corporate Practices and Finance Committees Ps90,045.00 for each committee meeting they attend; members of the committees created by the Board of Directors shall receive, at most, the same compensation as awarded to the members of the Audit Committee and the Corporate Practices and Finance Committee.

SEVENTEENTH:	ROGELIO ZAMBRANO LOZANO, FERNANDO ÁNGEL GONZÁLEZ OLIVIERI and RAMIRO GERARDO VILLARREAL MORALES were appointed so that jointly or separately they appear before the Public Notary of their choice to record the minute relating the present Meeting, formalize and comply, at the proper time, the adopted resolutions and manage their inscription in the corresponding Public Registry of Commerce, if necessary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 31, 2017	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller